EXHIBIT 12

Trinity Industries, Inc. and Subsidiaries

Computation of Ratio of Earnings To Fixed Charges

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
	($ in millions)
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$237.5	$116.3	$(147.1)	$453.8	$454.9
Add:
Fixed Charges	206.8	204.3	146.3	134.3	109.3
Amortization of capitalized interest	0.2	0.2	0.3	0.1	0.1

Total earnings (loss) from continuing operations before provision (benefit) for income taxes	$444.5	$320.8	$(0.5)	$588.2	$564.3

Fixed Charges:
Interest expense	$185.3	$182.1	$123.2	$109.4	$84.5
Portion of rental expense representative of interest	21.5	22.2	23.1	24.9	24.8

	206.8	204.3	146.3	134.3	109.3
Capitalized interest	0.0	0.0	0.0	0.9	0.6

Total Fixed Charges	$206.8	$204.3	$146.3	$135.2	$109.9

Ratio of Earnings to Fixed Charges	2.15	1.57	0.00	4.35	5.13

Footnote:

Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. See Note 1 of the Notes to Consolidated Financial Statements under the section titled Goodwill and Intangible Assets for further discussion. Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $146.8 million.